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                                                                        2003 - 5

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

         For the period commencing July 16, 2003 through August 25, 2003

                                     -------

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)

       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

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This report comprises a copy of the press releases entitled:

- "Philips Appoints Four New Members to Group Management Committee", dated July 21, 2003;

-        "LG Electronics Joins DVD Licensing Group", dated July 31, 2003;

- "Philips Announces Details of Business Realignment for Consumer Electronics Division", dated July 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of August 2003.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)

                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

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Philips Appoints Four New Members to Group Management Committee

Amsterdam, The Netherlands, July 21, 2003 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today announced that it has added four new top executives to the company's Group Management Committee, effective August 1, 2003.

Rudy Provoost, currently heading Philips Consumer Electronics in Europe, and Frans van Houten, presently General Manager of Global Business Creation at Philips Consumer Electronics, join the Group Management Committee. Also joining the Group Management Committee are Johan van Splunter, Chief Executive Officer of Philips Domestic Appliances and Personal Care, and Daniel Hartert, Philips' Chief Information Officer.

Mr Provoost and Mr van Houten take up two newly formed positions within Philips Consumer Electronics, reflecting a realignment of the product division's business activities to further strengthen Philips' time to market and global execution in consumer electronics.

Mr. Provoost becomes Chief Executive Officer of Philips Consumer Electronics Global Sales and Services, with global responsibility for all sales activities, e-business, customer care and customer relationship management. In addition Mr Provoost will be charged with improving and developing international key account management for retail activities across Philips, in close cooperation with other product divisions.

Mr van Houten becomes Chief Executive Officer of Philips Consumer Electronics Business Groups, which oversees the Business Creation, Industry, Marketing, Research & Development, and Strategy functions.

Gerard Kleisterlee, President & CEO of Royal Philips Electronics, commented:
"Together with the recent appointment of Barbara Kux as a GMC member and our new Chief Procurement Officer these appointments serve to reshape the top management structure of our company: a strong and balanced Group Management Committee which will be able to lead across traditional boundaries in our ongoing transformation into one Philips."

About Royal Philips ElectronicsRoyal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those

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expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

LG Electronics Joins DVD Licensing Group

Amsterdam, The Netherlands and Seoul, Korea, July 31, 2003 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and LG Electronics (KSE:6657) today announced that LG Electronics will join the 3C DVD patent licensing group for DVD ROM and DVD Video. LG Electronics' joining is the result of its consistent investments in DVD technology and patent development. The 3C DVD licensing group was established in 1998 and currently consists of Philips, Sony and Pioneer.

John Koo, chairman & CEO of LG Electronics said: "I'm happy that LG Electronics now joins the DVD joint licensing program, also commonly known as 3C. We will cooperate with those companies on patent protection and patent exploitation now and in the future. LG Electronics is excited to join the most professional licensing organization in the field of optical storage patent licensing and will consider future cooperation with the same partners in other optical storage programs in which LG Electronics has important patent portfolios; LG Electronics' joining 3C program shows that the technical power of LG Electronics is coming at par with the world top companies. And LG Electronics will continue to invest in the patent field to be a major global player in the future AV market."

Ruud Peters, CEO of Philips Intellectual Property & Standards, who is responsible for the implementation of the 3C licensing program commented: "We are excited about LG Electronics joining our license program, because it facilitates easy market access for companies that are active in the DVD Player and Discs business; with LG Electronics now becoming part of our existing the 3C program we have been able to increase the value of the licensing program for our licensees at no additional costs for them; I am sure our licensees will be happy with this announcement."

About LG Electronics

Established in 1958 as Korea's pioneer consumer electronics company, LG Electronics is a major global force in Electronics and Information & Communications products. More than 55,000 employees working in 73 overseas subsidiaries and marketing units around the world, strengthen LG Electronics' core competencies in three main business companies: Digital Appliance, Digital Display and Media, Telecommunication Equipment & Handset.

As the fruits of its concentrated endeavors in the innovation and development of leading-edge technologies, LG Electronics has achieved a position as a global leadership in both its core sectors and new digital products such as Digital TV, Internet appliances and next generation mobile handsets.

LG Electronics is focused on promoting Home Network and Mobile Network businesses based on cutting-edge multimedia application technology along with Information and Communication Technology as its core business areas.

LG Electronics' goal is to enable the intelligent networking of digital products that will make consumers' lives easier than ever. For more information, please visit www.lge.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics


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companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips Announces Details of Business Realignment for Consumer Electronics Division

Greater focus and additional cost savings of EUR 400 mn by 2005

Amsterdam, The Netherlands, July 31, 2003 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today announced more details about the realignment of its consumer electronics division.

The division will increase its focus on three main product areas: displays, which are becoming more and more connected, entertainment hubs (networked multimedia devices), and infotainment (mobile audio, video and communications products), and further build on home entertainment, personal expression and productivity as marketing domains, CEO Gottfried Dutine wrote in a letter to employees from his division around the world.

Citing fierce and relentless competition from existing brands and new entrants to the market, Mr Dutine also announced a program to reduce organizational complexity and identify opportunities to realize annual savings in the division's cost base of EUR 400 million by year-end 2005.

"To secure our future in consumer electronics we need to operate a business model that will consistently provide us with operating margins of 2 to 2.5 percent supplemented by a 2 percent margin from licenses, while generating a positive cash flow and turning over our capital 20 to 25 times a year," Mr Dutine wrote.

"Much has already been achieved in our division in the past years as we migrated from analog to digital, from manufacturing to marketing, and from a broad to a more focused product portfolio," Mr. Dutine explained. "We expect that market developments are towards a more converged world, with increased competition and tougher rules of the game," he continued. "We will compete on the basis of marketing driven differentiation, lifecycle management, better business model designs, innovation, operational excellence, scale (organic or through alliances) and last but not least, a more competitive operating cost base. With regard to this latter point, we aim to accelerate our programs to make our organization more market oriented, lean, agile, fast and entrepreneurial," Mr. Dutine wrote.

The annual savings of EUR 400 million in Consumer Electronics come on top of the EUR 1 billion cost reduction by year-end 2003 resulting from the Philips-wide TOP program ("Towards One Philips") and do not include possible one-time restructuring charges the size of which will have to be decided in the third quarter of 2003.

Philips announced its intention for a business realignment of its Consumer Electronics division to improve time to market and global execution on July 21, 2003 when Mr Rudy Provoost and Mr Frans van Houten, two of the division's top executives, were appointed to the company's Group Management Committee as CEO of Philips Consumer Electronics Global Sales and Services and CEO of Philips Consumer Electronics Business Groups respectively.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics

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companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.